Exhibit 99.1

Cash Store Financial achieves revenue of $190 million

EDMONTON, Nov. 16, 2011 /CNW/ - The Cash Store Financial Services Inc. (Cash Store Financial) (TSX: CSF) (NYSE: CSFS) today announced results for the three and twelve months ended September 30, 2011. The following financial results are expressed in Canadian dollars.

Highlights for the twelve months ended September 30, 2011 as compared to the trailing twelve months ended September 30, 2010 (table of results at end of release)

•	Revenue of $189.9 million, up 6.1% from $179.0 million for the same period last year.

•	Record other revenue of $53.3 million, up 26.2% from $42.2 million for the same period last year.

•	Branch operating income was $55.0 million, down 10.7% from $61.6 million for the same period last year.

•
Earnings per share (diluted) before class action settlement costs and related taxes were $0.64 per share, down from $1.31 for the same period last year. Including these charges, earnings per share (diluted) was $0.51 compared to $1.18 for the same period last year.

•
Income before class action settlement costs and related taxes was $11.3 million, down from $22.9 million for the same period last year. Including these charges, net income was $9.0 million compared to $20.8 million for the same period last year.

•
Adjusted EBITDA was $49.0 million, down from $59.2 million for the same period last year. Including these adjustments, EBITDA was $24.5 million in the period compared to $37.4 million for the same period last year.

•	Same branch revenues for the 445 locations open since the beginning of October 2009 decreased by 5.1% to $356,250 from $375,400.

Highlights for the three months ended September 30, 2011

•	Quarterly revenue of $47.2 million, down 4.3% from $49.3 million for the same period last year.

•	Other revenue of $13.6 million, up 4.2% from $13.1 million for the same period last year.

•	Branch operating income of $13.9 million, down 16.4%, from $16.6 million for the same period last year.

•	Diluted earnings per share were $0.12 per share down, from $0.42 per share for the same period last year.

•	Net income of $2.0 million, down from $7.7 million for the same period last year.

•	EBITDA of $6.2 million down from $11.1 million for the same period last year. Adjusted EBITDA of $11.3 million, down from $16.5 million for the same period last year.

•	Same branch revenues for the locations opened since the beginning of the first quarter of July 2010 decreased 9.7% to $83,800 from $92,700 for the same quarter last year.

•	Branch count was 586, up 42 net new branches from 544 at September 30, 2010. We added 4 new branches in the UK in the quarter.

Mr. Gordon Reykdal, Chairman and CEO commented: "Overall we achieved record revenue of $189.9 million for the twelve months ended September 30, 2011, up 6.1% from $179.0 million for the same twelve-month period last year.  This growth was primarily attributable to strong growth in ancillary revenues of 26.2% to $53.3 million from $42.2 million for the same period last year.  Ancillary revenue as a percentage of total revenue has increased from 23.6% to 28.1%.  Net income for the period before class action settlement costs and related taxes was $11.3 million, down from $22.9 million for the same period last year.  The decrease in net income was primarily attributable to investments in collections infrastructure, investments in United Kingdom (UK) expansion infrastructure, new product development and regulatory administrative costs."

Mr. Reykdal added:  "We have continued to invest in and are well-positioned for sustained long-term growth.  With greater than 36% of market share in Canada by number of locations we have the leading market footprint, which we expect to maintain.  Base branch operating costs are relatively fixed, we therefore anticipate increased margins going forward as newer branches mature and new products that appeal to a broader customer segment are introduced."

"Mr. Reykdal added: "A key strategic focus for management has been the growth and diversification of revenue through geographic expansion and the introduction of new products.  We have significantly increased corporate and regional resources to support long-term growth.  These increased expenses have reduced earnings, but we believe in the long-term returns that will result from our investments.  We added four new branches in the UK in the fourth quarter, and subsequently added another five, bringing the total number of branches in the UK to 17.  We have made significant investments in UK infrastructure to support an accelerated expansion in that region. We have also invested significantly in new product development. For example, a new line-of-credit product is now available in multiple locations across Canada. When this product is made available in all of our branches next year it is expected to contribute meaningfully to future revenue growth."

Mr. Reykdal concluded:  "Overall, I am satisfied that our activities and expenditures over the quarter and twelve months ended September 30, 2011, have been in line with our long-term strategic vision. As the cost base of current branches is relatively fixed we will see improved earnings as these branches mature. We maintain a strong cash position. We are funding our growth through earnings from operations and we continue to support our investors through our dividend policy."

About Cash Store Financial

Cash Store Financial is the only broker and lender of short-term advances and provider of other financial services in Canada that is listed on the Toronto Stock Exchange (TSX: CSF). Cash Store Financial also trades on the New York Stock Exchange (NYSE: CSFS). Cash Store Financial operates more than 574 branches across Canada under the banners "Cash Store Financial" and "Instaloans". Cash Store Financial also operates 17 branches in the United Kingdom.

Cash Store Financial and Instaloans primarily act as brokers and lenders to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the Freedom card) and a prepaid credit card (the Freedom MasterCard) as well as other financial services, including bank accounts.

Cash Store Financial employs approximately 2,300 associates and is headquartered in Edmonton, Alberta.

Summary Financial Information

Thousands of dollars, except for per share amounts and branch figures		Three Months Ended		Twelve Months Ended	Twelve Months Ended	Fifteen Months Ended
Consolidated results		September 30	September 30	September 30	September 30	September 30
		2011	2010	2011	2010	2010
No. of branches	Canada	574	542	574	542	542
	United Kingdom	12	2	12	2	2

		586	544	586	544	544
Loan volumes
Loan fees included		$201,720	$ 216,027	$ 821,401	$ 772,617	$938,483

Revenue
Loan fees		$33,552	$36,195	$136,623	$136,782	$170,659
Other income		13,629	13,084	53,276	42,200	49,859
		47,181	49,279	189,899	178,982	220,518

Branch expenses
Salaries and benefits		14,490	13,698	57,576	51,293	62,265
Retention payments		6,245	6,934	26,786	23,067	28,167
Selling, general and administrative		4,156	4,545	17,518	17,262	21,673
Rent		4,656	4,219	18,216	14,786	17,868
Advertising and promotion		1,398	1,223	5,440	4,475	5,535
Provision for loan losses		580	454	2,559	756	788
Depreciation of property and equipment		1,743	1,566	6,803	5,751	7,006
		33,268	32,639	134,898	117,390	143,302
Branch operating income		13,913	16,640	55,001	61,591	77,216

Regional expenses		4,523	2,358	16,749	11,149	13,359
Corporate expenses		5,177	5,026	18,266	16,972	21,127
Other depreciation and amortization		570	13	2,112	1,484	2,054
Income before income taxes and class action settlements		3,643	9,243	17,874	31,987	40,676
Class action settlements		-	-	3,206	2,915	2,915
EBITDA *		6,207	11,132	24,514	37,375	48,100
Net income and comprehensive income		$2,035	$ 7,682	$9,042	$20,824	$26,465
Weighted average number of shares
outstanding - basic		17,407	17,071	17,259	16,938	16,913
diluted		17,643	17,533	17,663	17,547	17,522
Basic earnings per share
Income before class action settlement costs net of taxes		$0.12	$0.44	$0.64	$1.35	$1.69
Net income and comprehensive income		$0.12	$0.44	$0.52	$1.22	$1.56
Diluted earnings per share
Income before class action settlement costs net of taxes		$0.12	$0.42	$0.64	$1.31	$ 1.63
Net income and comprehensive income		$0.12	$0.42	$0.51	$1.18	$ 1.51
Consolidated Balance Sheet Information
Working capital		$17,122	$14,980	$17,122	$14,980	$14,980
Total assets		121,839	115,045	121,839	115,045	115,045
Total long-term liabilities		9,082	9,882	9,082	9,882	9,882
Total liabilities		34,493	31,690	34,493	31,690	31,690
Shareholders' equity		$87,346	$83,355	$87,346	$83,355	$83,355
*EBITDA - earnings from operations before interest, income taxes, stock-based compensation, depreciation of property and equipment and amortization of intangible assets.

EBITDA Reconciliation

(thousands of dollars)	2011				2010
	Q4	Q3	Q2	Q1	Q5	Q4	Q3	Q2

Consolidated Results
Net income and comprehensive income	$2,035	$1,155	$2,500	$3,352	$7,682	$5,476	$2,199	$5,467
Interest	33	34	36	43	51	44	29	29
Income tax	1,608	1,019	1,311	1,687	1,561	2,676	1,190	2,822
Stock-based compensation	218	171	180	217	260	247	205	204
Depreciation of property and equipment and amortization of intangible assets	2,313	2,168	2,233	2,201	1,578	1,882	1,652	2,121
EBITDA	$6,207	$4,547	$6,260	$7,500	$11,132	$10,325	$5,275	$10,643
Adjustments:
Class action settlements	$-	$3,206	$-	$-	$-	$100	$2,715	$100
Effective interest component of retention payments	5,112	5,107	5,561	5,505	5,344	4,895	4,400	4,226
Adjusted EBITDA	$11,319	$12,860	$11,821	$13,005	$16,476	$15,320	$12,390	$14,969

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store."  Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own orprovide any consumer lending services in the United States.

This News Release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning United States federal securities legislation, which we refer to herein, collectively, as "forward-looking information. Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well as initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". In particular this News Release contains forward-looking information in connection with the Cash Store Financial's goals and strategic priorities, introduction of products, share repurchase initiatives and branch openings. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described under the heading "Risk Factors" in our Annual Information Form, which is on file with Canadian provincial securities regulatory authorities, and in our Annual Report on Form 40-F filed with the  U.S. Securities and Exchange Commission. All material assumptions used in making forward-looking information are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the general economic conditions in Canada, the United Kingdom and elsewhere.  Although we believe the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by us in making forward-looking information, include without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

%CIK: 0001490658

For further information:

Gordon J. Reykdal, Chairman and Chief Executive Officer, (780) 408-5118; or,Nancy Bland, Chief Financial Officer, (780) 732-5683.

CO: The Cash Store Financial Services Inc.

CNW 20:28e 16-NOV-11